NR12-11	May 9, 2012

Cardero’s Carbon Creek Environmental Assessment
Process Commences with Acceptance of Project Description

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces that the BC Environmental Assessment Office (“EAO”) and the Canadian Environmental Assessment Agency (“CEAA”) have both accepted the Carbon Creek Metallurgical Coal Project Description filed by Cardero Coal Ltd. and the EAO has issued a decision under Section 10 of the Environmental Assessment Act (BC) (“EAA”) to proceed with an Environmental Assessment (“EA”) of the Project.

The Project Description is the first formal document that an industrial proponent provides to provincial and federal agencies to officially commence the EA process. A Project Description has two important functions in the EA process, specifically: to determine the need for an EA, and the level of assessment required; and to promote efficient co-ordination among the proponent (Cardero Coal), regulatory agencies, stakeholders and First Nations.

Acceptance of the Project Description by the regulatory agencies is a critical first step in securing a permit to operate a mine and means that the Project has now entered the ‘Pre-Application’ phase of the EA process. The Project Description is made publicly available on the EAO’s e-PIC website (http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_home.html) as the background material supporting the decision under the EAA. The EAO subsequently distributes the Project Description to government agencies, local communities, and First Nations to enable them to determine their interest in participating in Project review and to initiate discussions on the scope and nature of the EA. The next stage in the EA process is for the EAO to issue an order under Section 11 of the EAA to establish the scope, procedures, and methods of the EA.

A Project Description provides a general overview of the following information:

  Proponent Information – Corporation and Management team
  General Background Information – Property and Proposed Project
  Project Overview – Mining Methods, Facilities and Infrastructure
  Proposed Development Schedule – Timeline for Mine Development
  Land Use setting – Environment, including all Climate and Ecosystem components
  Consultation and Engagement Activities – with Communities, First Nations, Government and Society
  Projected Economic Inputs and Benefits – Costs, Revenues and Employment
  Potential Effects – How Project May Impact the Local and Regional Environment
  Permits and Approvals – Relevant Regulatory Permits, Authorizations and Review

Cardero Resource Corp.	- 2 -	May 9, 2012
NR12-11 – Continued

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the timing of the EA process and of any issuance of a permit thereunder, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.